September 10, 2008

Via EDGAR

United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:        Mr. Howard Efron
                       Mr. Kevin Woody

Re:       Responses to comment letter dated August 26, 2008
            Hines Real Estate Investment Trust, Inc.
            Form 10-K for the year ended December 31, 2007
            File No. 000-50805

Gentlemen:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on August 26, 2008, with respect to the above referenced Form 10-K for the year ended December 31, 2007 of Hines Real Estate Investment Trust, Inc. (the “Company”).  For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and the Company’s response immediately follows each comment.

Form 10-K for the year ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Investment Property, page 79

1.     We note that you determine the present value of below market lease values as the difference between the contractual amounts to be paid and management’s estimate of fair market value lease rates.  Please tell us and disclose whether management has included in their calculation of the fair value of below market leases, any assumptions regarding fixed rate renewal options and whether amortization is recorded over this longer period.

The Company’s policy is to determine the lease term for all leases (including below-market leases) based on the guidance set forth in paragraph 22(a) of Statement of Financial Accounting Standards (“SFAS”) No. 98, Accounting for Leases, which defines lease term to include the fixed noncancelable lease term, plus any periods covered by bargain renewal options.  The Company only includes the renewal period if, at the inception of the lease or acquisition of the property, the renewal option meets the definition of a bargain renewal option as defined by paragraph 5(e) of SFAS 13, Accounting for Leases.  For those leases in which the renewal term meets the definition of a bargain renewal option, management makes the assumption that renewal will occur and includes the renewal period in its accounting for the below market leases.  Additionally, in such instances, the Company's policy is to record the amortization over the longer period (the period including the renewal period).

In order to better disclose this information, the Company will include the following disclosure in its future filings, beginning with its current report on Form 10-Q for the quarter ending September 30, 2008:

“Acquired above-and below-market lease values are recorded based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market value lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized as adjustments to rental revenue over the remaining terms of the respective leases, which includes periods covered by bargain renewal options.  Should a tenant terminate its lease, the unamortized portion of the in-place lease value is charged to amortization expense and the unamortized portion of out-of-market lease value is charged to rental revenue.”

Real Estate Investment, page 87

2.     We note that there have been a significant number of acquisitions during the last several years.  Please tell us and revise your footnotes to include, for each material acquisition, a summary of the significant terms of the agreement, a calculation of the purchase price, and the allocation of the purchase price among the tangible and intangible assets.

Historically the Company has applied SFAS 142, Goodwill and Other Intangible Assets, to account for and disclose the tangible and intangible assets acquired with operating real estate properties because the properties acquired did not meet the definition of a business as defined in the Emerging Issues Task Force Consensus No. 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business. Upon the Company's adoption of SFAS 141R, Business Combinations, on January 1, 2009, the Company's acquisitions of operating properties will fall within the scope of this revised standard and the Company will be required to present all disclosures called for by that standard.

The Company will include the requested disclosures for material acquisitions in its future filings, beginning with its current report on Form 10-Q for the quarter ending September 30, 2008. As an example of the disclosures to be provided, the Company has included below its intended disclosures for its second quarter acquisition of Williams Tower.

 Williams Tower

On May 1, 2008, the Company acquired: Williams Tower, a 65-story office building with an adjacent parking garage located in the Galleria/West Loop submarket of Houston, Texas; a 47.8% undivided interest in a 2.8-acre park and waterwall adjacent to Williams Tower; and a 2.3-acre land parcel located across the street from Williams Tower on Post Oak Blvd. The balance of the undivided interest in the park and waterwall is owned by an affiliate of Hines. For additional information see the property table located in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Executive Summary” elsewhere in this quarterly report on Form 10-Q.

The total purchase price for Williams Tower was $271.9 million, including the contract purchase price of $271.5 million and transaction costs of approximately $0.4 million, and was funded using proceeds from the Company’s public offering and proceeds from its revolving line of credit.

The following table summarizes the estimated fair values of the assets and liabilities acquired for Williams Tower (in thousands):

Property	Land	Building and Improvements	Out-of-Market Lease Assets	Out-of-Market Lease Liabilities	In-Place Leases	Total Purchase Price
Williams Tower	$57,777	$185,184	$901	$(29,987)	$59,979	$271,854

The Company hereby acknowledges the following:

▪         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses set forth above, please contact the Company’s Chief Accounting Officer, Ryan Sims at (713) 966-7715, or me at (713) 966-5476.

                                              Very truly yours,

                   /s/Sherri W. Schugart
                                                    Sherri W. Schugart
                                                    Chief Financial Officer